EXHIBIT 99.11

MYANMAR: TOTAL’S FULL RESPONSE TO THE BUSINESS & HUMAN RIGHTS RESOURCE CENTRE

19/02/2021

Total through its subsidiary Total E&P Myanmar has been present in Myanmar since 1992 as operator under a production sharing contract (PSC) for the production of natural gas from the Yadana Field.  50% of the gas used to generate electricity for the inhabitants of Yangon comes from the Yadana field.   Total E&P Myanmar conducts business in a responsible manner, respecting the law and universal human rights to benefit the communities where it works.

Total E&P Myanmar operates in accordance with the Total’s Code of Conduct, which is the bedrock of our commitments as a responsible business.  We are committed to respecting human rights as set out in the Universal Declaration of Human Rights and the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work and adhere to the United Nations Guiding Principles on Business and Human Rights and the Voluntary Principles on Security and Human Rights. We condemn violations of the fundamental rights of all people.  We will continue to work with our partners and stakeholders, including business leaders, government and non-government organisations, to foster a business environment that respects human rights.

Through the Myanmar Centre for Responsible Business (MCRB), Total E&P Myanmar has been working with other international companies operating in Myanmar with the aim to promote responsible investment and locally support business practices that contribute economically and socially to the development of the country. Total E&P Myanmar participated in the launch of the VPHSR Initiative in Myanmar, which it co-chairs with MCRB, to ensure that business operations are carried out with due respect of the rights of the communities living in the vicinity of their sites.

At this time, we are closely following the current situation in the country and working to ensure the health, safety and security of our employees and our contractors.  We are concerned with the current situation in Myanmar and we look toward a peaceful resolution via dialog that will enable the people of Myanmar to continue their quest for a peaceful and prosperous nation.